Exhibit 99.1

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

1

ARRAS MINERALS CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	Notes	January 31, 2024 (Unaudited)	October 31, 2023 (Audited)
		$	$
Assets
Current
Cash and cash equivalents	14	741,668	290,684
Other receivables		11,810	11,047
Prepaid expenses and deposits	6	374,282	218,422
		1,127,760	520,153
Non-Current
Office and equipment	7	136,301	147,179
Mineral properties	8	5,035,259	5,035,259
Right-of use assets	9	166,417	186,388
Prepaid expenses and deposits	6	554,481	530,781
Total Assets		7,020,218	6,419,760
Liabilities
Current
Accounts payable and accrued liabilities	12	676,753	518,240
Lease liability	9	80,040	78,068
Other liability	4	237,000	—
Due to related party	12	62,840	57,853
		1,056,633	654,161

Non-Current
Lease liability	9	104,054	124,819
Total Liabilities		1,160,687	778,980

Shareholders’ Equity
Share capital	10	17,745,232	17,745,232
Reserves	10	1,715,602	1,670,580
Deficit		(13,601,303)	(13,775,032)
Total Shareholders’ Equity		5,859,531	5,640,780
Total Liabilities and Shareholders’ Equity		7,020,218	6,419,760

On behalf of the Board:

/s/ Brian Edgar	/s/ Christian Milau
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

ARRAS MINERALS CORP.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)
(Unaudited)

	Notes	For the three months ended January 31, 2024	For the three months ended January 31, 2023
		$	$
Expenses
Exploration	4,7,10,12	531,344	1,282,362
Personnel	10,12	175,203	192,727
Professional services		58,748	13,338
Directors’ fees	10,12	40,691	70,039
Marketing and shareholders’ communication		39,863	85,004
Office and administrative	12	18,114	28,564
Depreciation	7,9	20,577	20,577
Loss from operations		(884,540)	(1,692,611)

Other income	4	1,000,000	—
Foreign currency translation gain		55,073	20,926
Interest income		3,196	26,637
Other income		1,058,269	47,563

Net and Comprehensive Income (Loss)		173,729	(1,645,048)

Basic and Diluted Income (Loss) per Common Share	11	0.00	(0.03)
Basic and Diluted Weighted Average Number of Common Shares Outstanding	11	68,504,400	63,425,253

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

ARRAS MINERALS CORP.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States Dollars)
(Unaudited)

	Share Capital		Reserves
	Common Shares	Amount	Options	Warrants	Deficit	Shareholders’ Equity
		$	$	$	$	$
Balance, October 31, 2023	68,504,400	17,745,232	1,386,080	284,500	(13,775,032)	5,640,780
Share-based payment	—	—	45,022	—	—	45,022
Net income for the period	—	—	—	—	173,729	173,729
Balance, January 31, 2024	68,504,400	17,745,232	1,431,102	284,500	(13,601,303)	5,859,531

	Share Capital		Reserves
	Common Shares	Amount	Options	Warrants	Deficit	Shareholders’ Equity
		$	$	$	$	$
Balance, October 31, 2022	52,566,150	12,510,260	1,131,705	284,500	(8,057,138)	5,869,327
Private placement, net of share issue costs	15,938,250	5,234,972	—	—	—	5,234,972
Share-based payment	—	—	76,167	—	—	76,167
Net loss for the period	—	—	—	—	(1,645,048)	(1,645,048)
Balance, January 31, 2023	68,504,400	17,745,232	1,207,872	284,500	(9,702,186)	9,535,418

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Three months ended	Three months ended
	January 31, 2024	January 31, 2023
Operating Activities	$	$
Net income (loss) for the period	173,729	(1,645,048)
Items not affecting cash
Depreciation	30,848	29,387
Share-based payment	45,022	76,167
Interest expense	4,926	6,710
	254,525	(1,532,784)
Changes in non-cash working capital
Other receivables	(764)	9,757
Prepaid expenses	(179,560)	(98,041)
Due to related party	4,987	(12,315)
Accounts payable and accrued liabilities	158,515	92,722
Other liability	237,000	—
	220,177	(7,877)
Cash Provided (Used) in Operating Activities	474,703	(1,540,661)
Financing Activities
Private placements, net of share issue costs	—	5,253,994
Repayment of lease liability	(23,719)	(23,718)
Cash (Used) Provided by Financing Activities	(23,719)	5,230,276
Investing Activity
Purchase of office and equipment	—	(4,666)
Cash Used in Investing Activity	—	(4,666)

Net Change in Cash and Cash Equivalents	450,984	3,684,949
Cash and Cash Equivalents, Beginning of Period	290,684	424,124
Cash and Cash Equivalents, End of Period	741,668	4,109,073

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 5. The Company’s head office is located at 1605-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos Minerals LLP (“Ekidos”) and Ekidos became a wholly-owned subsidiary of the Company. Ekidos is in the business of the exploration and evaluation of mineral properties.

The Company’s assets consist of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) and a number of exploration licenses located in northeast Kazakhstan. Operations are conducted through Ekidos.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives.

On December 7, 2023, the Company entered into an Alliance Agreement (the “Teck Alliance Agreement”) with Teck Resources Limited (“Teck”) and received approximately $1.5 million cash, of which $1.0 million was the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement, and $0.5 million for expenditures made or committed to by December 31, 2023 (Note 4).

As of January 31, 2024, the Company had cash and cash equivalents of $0.7 million, which based on current forecasts, is not sufficient to fund the Company’s operation for the next 12 months as a going concern. The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement and exploration licenses is dependent upon successful execution of its business plan, raising additional capital, or evaluating other strategic alternatives, such as the Teck Alliance Agreement. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and funding from strategic partners. There can be no guarantees that future equity financing will be available, in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These condensed interim consolidated financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended October 31, 2023 (the “annual financial statements”), which include the information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s use of judgements and estimates and significant accounting policies were presented in notes 3 of those annual financial statements and have been consistently applied in the preparation of the condensed interim consolidated financial statements. The annual financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

These condensed interim consolidated financial statements are presented in United States dollars, which is the Company’s and its subsidiaries’ functional currency.

The Company’s interim results are not necessarily indicative of its results for a full fiscal year.

6

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

b)	Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

c)	Approval of the condensed interim consolidated financial statements

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 1, 2024.

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies in these condensed interim consolidated financial statements are defined in the Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2023 filed on SEDAR on February 27, 2024, except as follows:

Disclosure of material accounting policies

The Company applied the amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective November 1, 2023. The amendments require entities to disclose their ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. The amendments did not result in any changes to the Company’s accounting policies themselves.

Other recent accounting pronouncements issued by the IASB did not or are not expected to have a material impact on the Company’s present or future consolidated financial statements.

4.	TECK ALLIANCE AGREEMENT

On December 6, 2023, the Company entered into the Teck Alliance Agreement and received $1,497,668 cash, including $1 million for the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement and $497,668 for exploration activities expected to be committed to or completed by December 31, 2023. Upon the terms and subject to the conditions set forth in the Teck Alliance Agreement, in order for Teck to earn and maintain its option, Teck must incur $5 million in exploration expenditures on two licenses packages totaling approximately 1,736 square kilometers located in Pavlodar, Kazakhstan by December 31, 2025 (the “Initial Exploration Period”). Of this, $2 million is a firm commitment to be completed in calendar year 2024. Arras is initially acting as manager of the projects under the Teck Alliance Agreement and Teck is expected to fund the projects on a quarterly basis based on an agreed upon project budget.

On the completion of the Initial Exploration Period, Teck may exercise an option in the Teck Alliance Agreement by selecting up to four designated properties up to 120 square kilometers each. Teck must pay $500,000 for each designated property to the Company as an additional reimbursement for the previously invested exploration expenditures.

7

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

Teck will have three options to earn and maintain its option:

•	“First Option”: Teck may elect to solely fund $5.5 million over the next two years ($2.5 million committed in Year 1) and on completion will be deemed to own 51% of the designated property,
•	“Second Option”: Teck may elect to solely fund $18 million over the next three years ($5 million committed in Year 1) to earn an additional 14% (total of 65%) of the designated property,
•	“Third Option”: Teck may elect to solely fund $24 million over four years ($6 million committed in Year 1) to earn an additional 10% (total of 75%) of the designated property.

If Teck elects not to continue with the Teck Alliance Agreement before December 31, 2025, the licenses will remain 100% owned by the Company. If the Teck Alliance Agreement is terminated by Teck without cause at the Initial Exploration Period, the Company is under no obligation to reimburse Teck for amounts contributed under the Teck Alliance Agreement.

As of January 31, 2024, $237,000 of the amount funded by Teck had not yet been incurred, therefore the Company recorded this amount as an other liability.

Funding from Teck during the period	$497,668
Exploration expenditures incurred during the period	(260,668)
Other liability as of January 31, 2024	$237,000

During the three months ended January 31, the Company incurred the following exploration expenditures:

	2024	2023
Exploration expenditures	$792,012	$1,282,362
Funding from Teck	(260,668)	—
	$531,344	$1,282,362

5.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company.

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$4.50 million	$4.50 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.42 million	$7.92 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million (met)	$2.85 million	$10.77 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$10.77 million

As of January 31, 2024, the Company has met the Year 3 cumulative expenditure requirement under the Beskauga Option Agreement by spending approximately $10.77 million. The expenditures have been incurred via 1) investment agreements with Dostyk LLP, the holder of the Beskauga exploration license, 2) expenditure incurred by Arras and 3) expenditures incurred by Ekidos in relation to the Stepnoe and Ekidos properties. The amounts funded under the investment agreements with Dostyk are non-interest bearing and the Company does not expect the investments to be repaid.

8

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000

Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

6.	PREPAID EXPENSES AND DEPOSITS

	January 31, 2024	October 31, 2023
General insurance	$20,028	$29,229
Other prepaid deposits - current	46,675	71,349
Exploration license insurance - current	104,579	93,771
Land taxes – current	203,000	24,073
Prepaid expenses and deposits – current	374,282	218,422
Prepaid deposits - non-current	33,481	33,481
Exploration license insurance - non-current	521,000	497,300
Prepaid expenses and deposits – non-current	554,481	530,781
Total prepaid expenses and deposits	$928,763	$749,203

The terms of the exploration license insurance agreements are equal to the remaining terms of the exploration licenses (six years) plus two years from the effective dates.

9

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

7.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Balance, October 31, 2023	122,168	$9,331	7,282	103,232	$242,013
Balance, January 31, 2024	122,168	$9,331	7,282	103,232	$242,013

Accumulated depreciation
Balance, October 31, 2023	61,733	$9,331	4,045	19,725	$94,834
Additions	6,109	—	607	4,162	10,877
Balance, January 31, 2024	67,842	$9,331	4,652	23,887	$105,712

Net book value
Balance, October 31, 2023	60,435	$—	3,237	83,507	$147,179
Balance, January 31, 2024	54,326	$—	2,630	79,345	$136,301

Included in exploration expenses is $10,271 of depreciation on mining equipment and vehicles.

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Balance, October 31, 2022	117,502	9,331	7,282	78,687	$212,802
Additions	4,666	—	—	—	4,666
Balance, January 31, 2023	122,168	9,331	7,282	78,687	$217,468

Accumulated depreciation
Balance, October 31, 2022	37,533	9,331	1,618	6,020	$54,502
Additions	5,875	—	607	2,935	9,417
Balance, January 31, 2023	43,408	9,331	2,225	8,955	$63,919

Net book value
Balance, October 31, 2022	79,969	—	5,664	72,667	$158,300
Balance, January 31, 2023	78,760	—	5,057	69,732	$153,549

Included in exploration expenses is $8,810 of depreciation on office and equipment.

10

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

8.	MINERAL PROPERTIES – EXPLORATION AND EVALUATION ASSET

The Company, through the asset purchase agreement, entered into an option agreement dated August 12, 2020 with Copperbelt, to earn up to a 100% interest in the Beskauga project and through acquisition of Ekidos, which holds other exploration licenses located in Kazakhstan

As of January 31, 2024, a balance of $5,035,259 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, $323,913 in relation to the issuance of common shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company and the Company acquired Ekidos, including a $4,383,656 mineral property asset located in Kazakhstan on February 3, 2022.

Balance, January 31, 2024 and October 31, 2023	$5,035,259

Additionally, the Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos Joint Venture Agreement (the “Stepnoe and Ekidos JV Agreement”), and the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties through the Maikain Joint Venture Agreement (the “Maikain JV Agreement”).

Stepnoe and Ekidos JV Agreement

In connection with the spin-off and pursuant to the Separation and Distribution Agreement (Note 5), Silver Bull transferred its interest in the Stepnoe and Ekidos JV Agreement to Arras.

On September 1, 2020, Silver Bull entered into the Stepnoe and Ekidos JV Agreement in connection with, among other things, mineral license applications (the “Stepnoe and Ekidos Licenses”) for, and further exploration and evaluation of certain properties, including the Stepnoe and Ekidos properties located in Kazakhstan. The exploration licenses for the Stepnoe and Ekidos properties were granted on October 22, 2020.

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000. As of January 31, 2024, approximately $1,571,000 of the required expenditures have been incurred under the Beskauga Option Agreement (Note 5).

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

On November 11, 2023, the Stepnoe and Ekidos JV Agreement was amended to allow for financing and third- party support of exploration and development activities on some or all of the JV licenses.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties located in Kazakhstan. The following exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000. As of January 31, 2024, approximately $2,126,000 of the required expenditures have been incurred.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

On November 11, 2023, the Maikain JV Agreement was amended to accommodate the Teck Alliance Agreement to allow for third-party financing and support of exploration and development activities on some or all of the JV licenses. The amended agreement also clarifies that the Maikain JV Agreement shall not terminate and will continue in full force and effect with respect to any mineral licenses held by or on behalf of the Maikain joint venture as of the date of expiry (May 20, 2024).

11

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

9.	RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company entered into a lease agreement for its corporate head office commencing March 1, 2022, until February 28, 2026. Upon entering into this lease, the Company recognized a right-of use (“ROU”) asset in the amount of $319,521, and a corresponding lease liability in the same amount ($319,521). The lease liability is measured at amortized cost using the incremental borrowing rate of 10.02%.

The continuity of the ROU asset and lease liability for the three month period ended January 31, 2024 is as follows:

Right-of-use asset

Value of ROU asset as of October 31, 2022	$266,268
Depreciation	(79,880)

Value of ROU asset as of October 31, 2023	186,388
Depreciation	(19,971)
Value of ROU asset as of January 31, 2024	$166,417

Lease liability

Lease liability recognized as of October 31, 2022	$273,541
Lease payments	(94,875)
Lease interest	24,221

Lease liability recognized as of October 31, 2023	202,887
Lease payments	(23,719)
Lease interest	4,926
Lease liability recognized as of January 31, 2024	$184,094

Current portion	$80,040
Non-current portion	104,054
Closing balance	$184,094

Undiscounted lease payment obligations

Less than one year	$98,179
One to four years	108,239

Total undiscounted lease liabilities	$206,418

12

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of January 31, 2024 and October 31, 2023, there were 68,504,400 common shares issued and outstanding.

During the three months ended January 31, 2024, no common shares were issued.

During the three months ended January 31, 2023, the following transactions occurred:

The Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

Shares held in escrow

As a requirement of the Company’s listing on the TSX Venture Exchange on June 14, 2022 (the “Listing Date”), certain directors, officers and their affiliates were required to have their shares held in escrow by the Company’s transfer agent.

As at January 31, 2024, 1,124,533 (October 31, 2023 – 1,499,374) of the Company’s common shares were held in escrow, to be released as follows:

•         1/3 of remaining escrow securities on June 14, 2024 (the 24-month anniversary of the Listing Date);

•         1/2 of remaining escrow securities on December 14, 2024 (the 30-month anniversary of the Listing Date); and

•         The remaining escrow securities on June 14, 2025 (the 36-month anniversary of the Listing Date).

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

13

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

No options were granted or exercised during the three months ended January 31, 2024 and 2023.

Stock option transactions are summarized as follows:

The following options were outstanding at January 31, 2024:

	Number of Options	Weighted Average Exercise Price
Balance, October 31, 2022	5,460,000	0.39 ($CDN 0.53)
Cancelled	(300,000)	0.40 ($CDN 0.50)
Balance, October 31, 2023	5,160,000	0.39 ($CDN 0.53)
Balance, January 31, 2024	5,160,000	0.39 ($CDN 0.53)

The following options were outstanding and exercisable at January 31, 2024:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.36)	3,500,000	3,500,000	2.205
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.36)	800,000	800,000	2.516
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.36)	160,000	160,000	2.65
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.72)	100,000	100,000	2.85
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.72)	300,000	200,000	3.08
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.25)	300,000	200,000	3.64
			5,160,000	4,960,000	2.41

The following options were outstanding and exercisable at January 31, 2023:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	3,700,000	2,466,666	3.20
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.40)	800,000	533,334	3.51
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.40)	260,000	173,332	3.65
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.79)	100,000	33,333	3.85
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.79)	300,000	100,000	4.08
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.26)	300,000	100,000	4.64
			5,460,000	3,406,665	3.35

The weighted average remaining contractual life for options outstanding is 2.41 years and 3.35 year ended January 31, 2024 and 2023, respectively.

The total fair value of options granted during the three months ended January 31, 2024 and 2023 was $nil.

14

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

As of January 31, 2024, there is a total remaining unrecognized compensation expenses of $7,469 (October 31, 2023 - $16,410) which will be expensed in future reporting periods.

Total share-based payments recognized during the three months ended January 31, 2024 was $8,940 (three months ended January 31, 2023: $76,167), which was expensed in the condensed interim consolidated statements of income (loss) and comprehensive loss.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $nil (2023 – $26,466) were recognized as personnel expenses for options granted to employees, $8,250 (2023 – $37,983) were recognized in directors’ fees for options granted to directors and $690 (2023 - $11,718) was recognized as exploration for options granted to employees and consultants for the three months ended January 31, 2024.

d)	Restricted shares units (“RSUs”)

On February 24, 2023, the Company granted 414,984 equity-settled RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.47. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date.

Compensation expense for RSUs was $36,082 for the three months ended January 31, 2024 (2023 – $nil) and is presented as personnel costs.

At January 31, 2024, the following RSUs were outstanding:

	Number of RSUs Outstanding		Fair Value Per Arras Share issuable
Balance, January 31, 2024 and October 31, 2023	414,984	$CDN	0.47

15

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

e)	Shares issuable for Silver Bull Warrants

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest at the time) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 5, to the Company.

Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance, January 31, 2024 and October 31, 2023	1,971,289	$0.25	$0.34

No warrants were issued or exercised during the three months ended January 31, 2024 and 2023.

The following warrants were outstanding at January 31, 2024:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	1.74

11.	EARNINGS (LOSS) PER SHARE

All options and warrants are potentially dilutive in the three months ended January 31, 2024 and 2023, but excluded from the calculation of diluted earnings per share are those for which the average market prices are below the exercise price.

12.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at January 31, 2024 is $249,218 (October 31, 2023 - $278,026) due to officers and directors of the Company for their compensation and services. The balance of due to officers are to be settled in RSUs and cash within one year and bear no interest. Unpaid amounts due to directors are unsecured and bear no interest.

As at January 31, 2024 and 2023, due to related party consists of $62,840 due to Silver Bull for shared employees’ salaries and office expenses (October 31, 2023 - $57,853). The balance of due to related party is interest free and is to be repaid on demand.

During the three months ended January 31, 2024 and 2023, expenses totalling $55,094 and $48,834 were incurred by Silver Bull on the Company’s behalf, which was offset by an incurred shared office rent. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

For the Three Month Periods Ended:	January 31, 2024	January 31, 2023
Personnel	$59,544	$55,800
Office and administrative	7,250	4,251
Office rent reimbursement	(11,700)	(11,217)
	$55,094	$48,834

During the three months ended January 31, 2024 and 2023, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	January 31, 2024	January 31, 2023
Share-based payment	$8,250	$61,827
Directors’ fees	31,643	31,268
Personnel	150,356	143,598
	$190,249	$236,693

16

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

13.	COMMITMENTS AND CONTINGENCIES

Contractual obligated per calendar year requirements as at January 31, 2024 are as follows:

	<1 year ($)	1-2 years $)	2-3 years $)	3-4 years ($)	4-5 years ($)	Total ($)
Lease commitments (Note 9)	98,000	100,000	8,000	—	—	206,000
Beskauga Option agreement commitments (Note 5)	4,226,000	—	—	—	—	4,226,000
Exploration licenses expenditure commitments	2,077,000	2,451,000	2,464,000	1,886,000	756,000	9,634,000
	6,401,000	2,551,000	2,472,000	1,886,000	756,000	14,066,000

The Company’s commitments include contractually obligated payments associated to its office lease (Note 9), the exploration expenditure requirements under the Beskauga Option Agreement (detailed in Note 5), and minimum expenditure requirements to maintain its exploration licenses as mandated by the Kazakh government authorities to keep the tenements in good standing.

14.	SUPPLEMENTAL CASH FLOW

As at January 31, 2024, cash and cash equivalents consist of guaranteed investment certificates (“GIC”) of $62,476 (October 31, 2023 – $60,511) and $679,192 in cash (October 31, 2023 - $230,173) held in bank accounts. The GIC is a 30-day cashable term deposit with an interest rate at 4.9%, as of January 31, 2024.

	January 31, 2024	January 31, 2023

Interest paid	$—	$—
Income taxes paid	—	—
Non-cash investing and financing activities
Offering costs included in accounts payable and liabilities	$—	$19,022

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease liability, other liability and due to related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

The Company’s credit risk on other receivables is negligible.

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and include guaranteed investment certificates for terms of less than 100 days acquired from a Canadian financial institution.

17

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at January 31, 2024, the Company had net working capital of $71,000 (October 31, 2023 – net working capital deficit of $134,000) and cash and cash equivalents of $742,000 (October 31, 2023 - $290,000), and is exposed to significant liquidity risk at this time. Furthermore, as the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Accounts payable and accrued liabilities, other liability and due to related party are non-interest-bearing and are normally settled on 30-day terms.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at January 31, 2024, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive income (loss) by approximately $29,000 for the three months ended January 31, 2024 (October 31, 2023 - $20,000).

The Company also maintains a minimum cash balance of local currency in a bank account in Kazakhstan. Due to the small balance, the Company assessed Kazakh Tenge foreign currency risk as low.

The Company has not hedged any of its foreign currency risks.

d)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

e)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, accounts payable and accrued liabilities, other liability and due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments except the lease liability. There were no transfers between fair value levels during the three months ended January 31, 2023.

17.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the three months ended January 31, 2024.

18

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2024 and 2023

(Expressed in United States dollars)

(Unaudited)

18.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at January 31, 2024, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

The following table details the allocation of assets included in the accompanying condensed interim consolidated statement of financial position at January 31, 2024:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$472,000	$270,000	$742,000
Other receivables	12,000	—	12,000
Prepaid expenses	24,000	350,000	374,000
Office and equipment, net	57,000	79,000	136,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	166,000	—	166,000
Prepaid expense non-current	33,000	522,000	555,000
	$764,000	$6,256,000	$7,020,000

The following table details the allocation of assets included in the accompanying condensed interim consolidated statement of financial position at October 31, 2023:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$208,000	$83,000	$291,000
Other receivables	11,000	—	11,000
Prepaid expenses	41,000	178,000	219,000
Office and equipment	64,000	84,000	148,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	186,000	—	186,000
Prepaid expense non-current	33,000	497,000	530,000
	$543,000	$5,877,000	$6,420,000

19.	SUBSEQUENT EVENTS

On February 9, 2024, the Company received $626,000 from Teck pursuant to the Teck Alliance Agreement to fund the alliance exploration activities for the first calendar quarter of 2024.

On February 27, 2024, the Company granted 1,495,484 RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.195. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date.

On March 14, 2024, 414,984 RSUs that were granted in 2023 were settled as common shares of the Company.

19